# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sequans Communications, CIK 0001383395
CUSIP: 817323306
Title of class of securities: Ordinary Shares, nominal value euro 0.01 per share
Address of issuer's principal executive offices: 15-55 Boulevard Charles de Gaulle, Colombes, France (I0), 92700
Date of event which requires filing of this statement: 06/17/2024
Amends the filing with accession number 0000902664-22-002279
Filed by CIK 0001841077
Persons authorized to receive notices and communications: 272 Capital LP, 3811 Turtle Creek Boulevard, Suite 2100, Dallas, Texas (TX), 75219, (214) 556-2465; Steven E. Siesser, Esq., Lowenstein Sandler LLP, 1251 Avenue of the Americas, New York, New York (NY), 10020, (212) 204-8688

## Reporting persons
- 272 Capital LP (CIK 0001841077): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 39,329,840; sole dispositive power 0; shared dispositive power 39,329,840; aggregate amount beneficially owned 39,329,840 (2.8% of the class)
  Comment: See Item 5 for additional information.
- Wes Cummins (CIK 0001391935): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 922,000; shared voting power 39,329,840; sole dispositive power 922,000; shared dispositive power 39,329,840; aggregate amount beneficially owned 40,251,840 (2.8% of the class)
  Comment: See Item 5 for additional information.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value euro 0.01 per share
Name of issuer: Sequans Communications
Address of issuer's principal executive offices: 15-55 Boulevard Charles de Gaulle, Colombes, France (I0), 92700
Comment: The following constitutes Amendment No. 4 ("Amendment No. 4") to the Schedule 13D filed by the undersigned on March 24, 2022 with respect to the ordinary shares, nominal value euro 0.01 per share (the "Shares") of the Issuer (the "Original Schedule 13D"), as amended by Amendment No. 1 filed on September 6, 2022 ("Amendment No. 1"), Amendment No. 2 filed on December 5, 2022 ("Amendment No. 2"), and Amendment No. 3 filed on October 27, 2023 ("Amendment No. 3" and, together with the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, the "Schedule 13D"). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein. Capitalized terms used and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. All ADS amounts set forth in this Amendment No .4 reflect the Issuer's change in the number of Shares represented by ADS from 4 Shares per ADS to 10 Shares per ADS effected as of October 9, 2024.

## Item 2. Identity and Background
Name of person filing:
Items 2(a), (c) and (f) of the Schedule 13D are hereby amended and restated as follows:

This Schedule 13D is being filed on behalf of (i) 272 Capital LP f/k/a B. Riley Asset Management, LLC ("272 Capital" or "BRAM"), with respect to the Shares represented by American Depositary Shares ("ADSs") held by certain funds and accounts (the "BRAM Funds and Accounts") to which it acts an investment manager and (ii) Wes Cummins ("Mr. Cummins", and together with 272 Capital, the "Reporting Persons"), who is the President of 272 Capital.
Present principal occupation or employment: The principal business of: (i) 272 Capital is to invest in securities and (ii) Mr. Cummins is to serve as the President of 272 Capital.
Citizenship: 272 Capital is a Delaware limited partnership. Mr. Cummins is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby supplemented as follows:

On June 30, 2025, as compensation for his board services, Mr. Cummins was granted warrants exercisable into 360,000 Shares (represented by 36,000 ADSs), which vest from June 30, 2025 through June 30, 2026 (the "June 2025 Grant").

On July 1, 2024, as compensation for his board services, Mr. Cummins was granted warrants exercisable into 360,000 Shares (represented by 36,000 ADSs), which fully vested from June 28, 2024 through June 28, 2025.

On June 27, 2023, as compensation for his board services, Mr. Cummins was granted warrants exercisable into 180,000 Shares (represented by 18,000 ADSs), which fully vested from June 27, 2023 through June 27, 2024.

On June 24, 2022, as compensation for his board services, Mr. Cummins was granted warrants exercisable into 140,000 Shares (represented by 14,000 ADSs), which fully vested from June 24, 2022 through June 24, 2023.

On June 25, 2021, as compensation for his board services, Mr. Cummins was granted warrants exercisable into 140,000 Shares (represented by 14,000 ADSs), which fully vested from June 25, 2021 through June 25, 2022.

On June 29, 2020, as compensation for his board services, Mr. Cummins was granted warrants exercisable into 36,000 Shares (represented by 3,600 ADSs), which fully vested from June 29, 2020 through June 29, 2023.

On July 1, 2019, as compensation for his board services, Mr. Cummins was granted warrants exercisable into 36,000 Shares (represented by 3,600 ADSs), which fully vested from July 1, 2019 through July 1, 2022.

On July 2, 2018, as compensation for his board services, Mr. Cummins was granted warrants exercisable into 30,000 Shares (represented by 3,000 ADSs), which fully vested from July 2, 2018 through July 2, 2021.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) and (e) of the Schedule 13D are hereby supplemented as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Amendment is hereby incorporated by reference in its entirety into this Item 5.

As of the date hereof and as of July 7, 2025, Mr. Cummins beneficially owns 40,251,840 Shares (represented by 4,025,184 ADSs) including 922,000 Shares (represented by 92,200 ADSs) subject to warrants that are exercisable within 60 days, representing 2.8% of the outstanding Shares of the Issuer, based on 1,427,163,962 Shares (represented by 142,714,545 ADSs) outstanding as of July 7, 2025, as reported by the Issuer directly to the Reporting Persons.

As of the date hereof and as of July 7, 2025, 272 Capital beneficially owns 39,329,840 Shares (represented by 3,932,984 ADSs), representing 2.8% of the outstanding Shares of the Issuer, based on 1,427,163,962 Shares (represented by 142,714,545 ADSs) outstanding as of July 7, 2025, as reported by the Issuer directly to the Reporting Persons.

As of March 31, 2025, Mr. Cummins beneficially owned 39,891,840 Shares (represented by 3,989,184 ADSs) including 562,000 Shares (represented by 56,200 ADSs) subject to warrants that are exercisable within 60 days, representing 15.7% of the outstanding Shares of the Issuer, based on 253,875,282 Shares outstanding as of March 31, 2025, as reported in Exhibit 99.1 to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the SEC on May 6, 2025.

As of March 31, 2025, 272 Capital beneficially owned 39,329,840 Shares (represented by 3,932,984 ADSs), representing 15.5% of the outstanding Shares of the Issuer, based on 253,875,282 Shares outstanding as of March 31, 2025, as reported in Exhibit 99.1 to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the SEC on May 6, 2025.

As of June 17, 2024, Mr. Cummins beneficially owned 40,704,392 Shares (represented by 4,070,439 ADSs) including 562,000 Shares (represented by 56,200 ADSs) subject to warrants that are exercisable within 60 days, representing 16.4% of the outstanding Shares of the Issuer, based on 247,755,548 Shares outstanding as of May 7, 2024, as reported in the Issuer's Annual Report on Form 20-F filed with the SEC on May 15, 2024.

As of June 17, 2024, 272 Capital beneficially owned 40,142,392 Shares (represented by 4,014,239 ADSs), representing 16.2% of the Shares, based on 247,755,548 Shares outstanding as of May 7, 2024, as reported in the Issuer's Annual Report on Form 20-F filed with the SEC on May 15, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the date hereof and as of July 7, 2025, Mr. Cummins may be deemed to be the beneficial owner of 39,329,840 Shares (represented by 3,932,984 ADSs), as to which Mr. Cummins has shared power to vote or direct the vote and shared power to dispose or to direct the disposition, and 922,000 Shares (represented by 92,200 ADSs) subject to warrants that are exercisable within 60 days, as to which Mr. Cummins has sole power to vote or direct the vote and sole power to dispose or to direct the disposition.

As of the date hereof and as of July 7, 2025, 272 Capital may be deemed to be the beneficial owner of 39,329,840 Shares (represented by 3,932,984 ADSs), as to which 272 Capital has shared power to vote or direct the vote and shared power to dispose or to direct the disposition.

As of March 31, 2025, Mr. Cummins may be deemed to be the beneficial owner of 39,329,840 Shares (represented by 3,932,984 ADSs), as to which Mr. Cummins has shared power to vote or direct the vote and shared power to dispose or to direct the disposition, and 562,000 Shares (represented by 56,200 ADSs) subject to warrants that are exercisable within 60 days, as to which Mr. Cummins has sole power to vote or direct the vote and sole power to dispose or to direct the disposition.

As of March 31, 2025, 272 Capital may be deemed to be the beneficial owner of 39,329,840 Shares (represented by 3,932,984 ADSs), as to which 272 Capital has shared power to vote or direct the vote and shared power to dispose or to direct the disposition.

As of June 17, 2024, Mr. Cummins may be deemed to be the beneficial owner of 40,142,392 Shares (represented by 4,014,239 ADSs), as to which Mr. Cummins has the shared power to vote or direct the vote and shared power to dispose or to direct the disposition, and 562,000 Shares (represented by 56,200 ADSs) subject to warrants that are exercisable within 60 days, as to which Mr. Cummins has sole power to vote or direct the vote and sole power to dispose or to direct the disposition.

As of June 17, 2024, 272 Capital may be deemed to be the beneficial owner of 40,142,392 Shares (represented by 4,014,239 ADSs), as to which 272 Capital has shared power to vote or direct the vote and shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
The Reporting Persons have not effected any transactions during the past sixty (60) days from the date of this filing in any securities of the Issuer.

Except for the June 2025 Grant, the Reporting Persons did not effect any transactions during the past sixty (60) days from July 7, 2025 in any securities of the Issuer.

On March 31, 2025, one of the BRAM Funds and Accounts to which 272 Capital was the investment manager was terminated, resulting in the Reporting Persons ceasing to have beneficial ownership of the underlying securities, including 812,400 Shares (represented by 81,240 ADSs). Otherwise, the Reporting Persons did not effect any transactions during the past sixty (60) days from March 31, 2025 in any securities of the Issuer.

On June 17, 2024, one of the BRAM Funds and Accounts to which 272 Capital was the investment manager was sold, resulting in the Reporting Persons ceasing to have beneficial ownership of the underlying securities, including 4,871,372 Shares (represented by 487,137 ADSs). Otherwise, the Reporting Persons did not effect any transactions during the past sixty (60) days from June 17, 2024 in any securities of the Issuer.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of July 7, 2025, each Reporting Person has ceased to be the beneficial owner of 5% or more of the outstanding Shares of the Issuer.

## Signatures
- 272 Capital LP: /s/ Wes Cummins, Wes Cummins/President (07/11/2025)
- Wes Cummins: /s/ Wes Cummins, Wes Cummins (07/11/2025)